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                                 ALSTON&BIRD LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-4777
                                 www.alston.com


William Scott Ortwein   Direct Dial:  404-881-7936   E-mail: sortwein@alston.com


                                 March 31, 2006

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporate Finance, Room 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Indus International, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2005
              Form 10-Q for Fiscal Quarter Ended December 31, 2005 File No. 005-51511

Dear Ms. Collins:

         In connection with the review by the Securities and Exchange Commission of the above referenced filings of Indus International, Inc. (the "Company") set forth below are responses to the Staff's comments, all of which comments are contained in the letter dated March 16, 2006 from you to Gregory J. Dukat, President and Chief Executive Officer of the Company.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2005

Note 1.  Nature of Business and Significant Accounting Policies

Revenue Recognition, page 51

1. We note your disclosure that when software is licensed through indirect sales channels, license fees may be recognized as revenue upon licensing to the reseller or when the reseller licenses the software to an end user customer, depending upon the Company's history with the reseller, the reseller's financial resources and other factors.' Provide a detailed description of the circumstances which result in up front recognition vs. deferral until the reseller sells through to the end user. Where you recognize revenue upon licensing to the reseller, tell us whether you offer your resellers any return rights or price concessions and tell us how you account for such contingencies. Your response should include specific references to the authoritative literature relied upon. Also tell us what consideration you gave to disclosing this information in your policy note.




   Bank of America Plaza       90 Park Avenue      3201 Beechleaf Court,    601 Pennsylvania Avenue, N.W.
  101 South Tryon Street,    New York, NY 10016          Suite 600          North Building, 10th Floor
         Suite 4000             212-210-9400      Raleigh, NC 27604-1062    Washington, DC 20004-2601
  Charlotte, NC 28280-4000   Fax: 212-210-9444         919-862-2200                 202-756-3300
        704-444-1000                                 Fax: 919-862-2260            Fax: 202-756-3333

Ms. Kathleen Collins
March 31, 2006
Page 2

         RESPONSE: Ninety-eight percent (98%) of the Company's license revenue in 2005 was generated through a direct sales channel, with two percent (2%) generated through resellers. Through nine months of 2006, ninety-five percent (95%) of the Company's license revenue was generated through a direct sales channel, with five percent (5%) generated through resellers.

         When the Company enters into a software license agreement with a reseller, we ensure that the basic criteria of Paragraph 8 of SOP 97-2 have been met. We also analyze the factors outlined in Paragraph 30 of SOP 97-2 to ensure timing of the related revenue recognition is appropriate.

         In 2005, the Company recognized $295,200 of license fee revenue associated with its reseller agreements when the reseller sold the license through to the end user. For the first nine months of 2006, the Company recognized $1,098,750 of license fee revenue associated with its reseller agreements when the reseller sold the license through to the end user. We are currently executing the reseller agreement for licenses concurrently with the reseller receiving the license agreement with the end user. The reseller agreement is non-cancelable and non-refundable; therefore, the reseller has no right of return, and the Company does not give price concessions, rebates or credits to the reseller or the end user.

         In 2005, $201,500 of the Company's license fee revenues through resellers was not simultaneously accompanied by the reseller receiving a license agreement with the end user. These revenues were recognized upon delivery of the licenses to the reseller because the fees were due up front and were non-refundable. There were no comparable license fee revenues for the first nine months of 2006 that were sold to resellers without being accompanied by an end user agreement.

         When the Company has an agreement with a reseller which was not accompanied by an end user agreement, and even though the agreement would be non-cancelable and non-refundable, the Company would follow the guidelines of Paragraph 30, i.e., review the reseller's history and financial condition and its success in distributing the licenses to an end user. Also, in accordance with TPA 5100.56, the Company would consider any extension of the time frame for a reseller to sell the software to an end user or any extension of the geographic area in which the reseller is allowed to sell the software. Based upon the results of these reviews, the Company would determine whether the revenue should be recognized upon licensing to the reseller or upon the reseller selling through to the end user.

         The policy disclosure in our Form 10-K was considered in conjunction with our belief that a portion of our Company's growth will depend on developing and maintaining successful strategic relationships with resellers and on increasing our customer base through these relationships.

Ms. Kathleen Collins
March 31, 2006
Page 3



2. We note your disclosure that `generally, unbilled amounts are billed within one year of the sale of product or performance of services.' Explain the business purpose for the delayed billings, including your consideration of whether the billing terms constitute extended payment terms and also how they impact your assessment of collectibility.

         RESPONSE: "Unbilled amounts" are unbilled accounts receivable related to revenue under agreements with existing customers that has been recorded as either deferred revenue or earned revenue that has not yet been billed. The delayed billings include:

           a. Software license revenues that have payment terms consisting of a payment made upon execution and future payments due on certain dates. These payment terms are always less than one year and generally due within six months, require some payment upon execution, and have had no impact on collectibility. Our payment terms include license fees paid upfront, and we also provide payment terms consistent with industry practices for large enterprise applications. We evaluate collectibility of all contracts based upon the financial stability of the customer and past payment history if any. We have collected extended payments timely without making concessions. Revenues under contracts for which we provide payment terms are recognized as current revenue, as long as all conditions are met under Paragraph 8 of SOP 97-2, considering the collectibility provisions of Paragraphs 27 through 29 of SOP 97-2. The Company has had a few contracts where software license revenues have not been due until certain milestones are met. In these instances, the unbilled amounts associated with software license revenues would be recorded as deferred revenue. Once the milestone is met and the contingency has been satisfied, the license revenues are billed and recognized as earned revenue.

           b. Services revenues for work performed that cannot be billed until a later date or until certain milestones are met. In these instances, the unbilled amounts are recognized as earned revenue as services are performed because the later date is simply date driven and collectibility is probable.

3. We note your disclosure that `if VSOE does not exist for an undelivered element, the total arrangement fee will be taken to revenue over the life of the contract or upon delivery of the undelivered element.' Provide a detailed description of the circumstances which result in ratable revenue recognition vs. deferral until delivery of the undelivered element. Tell us how you applied the guidance in paragraph 12 of SOP 97-2 in your accounting for such arrangements or provide the specific authoritative literature you relied upon. Also tell us what consideration you gave to providing this information in your policy note.

Ms. Kathleen Collins
March 31, 2006
Page 4

         RESPONSE: In Fiscal Year 2005 and for the nine months ended December 31, 2005, the Company did not have an agreement where revenues had to be deferred due to VSOE not existing. Software revenues are recorded in accordance with Paragraphs 8 through 12 of SOP 97-2, as amended by SOP 98-9, and when persuasive evidence of an arrangement exists, all software products in the arrangement have been delivered, the fee is fixed and determinable, and collection is probable.

         If the Company had an arrangement with a customer where VSOE did not exist for an undelivered element, we would follow the guidance in Paragraph 12 of SOP 97-2, as amended by SOP 98-9. If VSOE did not exist for maintenance, we would recognize the license revenue ratably over the maintenance period. If VSOE did not exist for professional services, we would recognize license revenue as the services are performed.

         We have provided this discussion in our periodic reports to help investors understand the rules and regulations we follow. We want to let investors know there may be circumstances that would result in deferral of revenue even though the software may have been delivered and/or we have received a non-refundable payment.

Note 15. Acquisitions, page 74

4. We note that the Company allocated $9.8 million of the purchase price in the IUS acquisition to contracts and customer base. Based on your disclosures on page 74, we note this asset has a remaining amortization period of twelve years. Tell us how you considered the guidance in paragraph 11 of SFAS 142 in determining the useful life of up to 15 years for acquired contracts and customer base.

         RESPONSE: At the time of acquisition and in evaluating the useful lives of the acquired contracts and customer base, we utilized the guidance set forth in paragraph 11 of SFAS 142. The primary components of the contracts and customer base are existing renewable maintenance contracts. The Company retained the services of a valuation firm to assist in valuing the intangible assets acquired as well as the estimated life of such intangible assets. We evaluated factors that limit the useful life including expected use, and any legal, regulatory, contractual, competitive, and economic factors. We estimated the useful life of the customer base for maintenance contracts to be fifteen years. We believe our applications are an important part of the operations of most organizations and are not likely to be replaced by all customers within the fifteen-year period from acquisition. However, we do expect to lose some customers each year, so we estimated the gross revenues to be received from the customer base and applied an 8% attrition factor as an estimate of the customers who will stop maintenance and/or discontinue use of the software before fifteen years.

Ms. Kathleen Collins
March 31, 2006
Page 5


Exhibit 31.1 and Exhibit 31.2

5. Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Dukat and Williams signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to exhibits 31.1 and
         31.2 to your Forms 10-Q for the quarters ended June 30, September 30 and December 31, 2005.

         RESPONSE: The relevant executives of the Company signed the certifications in their individual capacities. In future filings, the Company will not include the title of the office held by the signatory in the first line of the certifications.

FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2005

Item 4.  Controls and Procedures

6. We note your statement that "the design of any system of disclosure controls and procedures is based in part upon certain assumptions, and there can be no assurance that any disclosure controls and procedures will succeed in achieving their stated goals under all potential conditions." Clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure In Exchange Act Periodic Reports, SEC Release No. 33-8328, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

         RESPONSE: The language quoted by the Staff in its comment and contained in the Company's Form 10-Q is intended to educate the reader as to the limitations inherent in any company's disclosure controls and procedures. We respectfully submit that the process undertaken by the Company and its Chief Executive Officer and Chief Financial Officer meets the applicable legal requirements and guidance relating to the evaluation of disclosure controls and procedures and that the disclosure contained in Item 4 of the Company's 10-Q appropriately reflects such.


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Ms. Kathleen Collins
March 31, 2006
Page 6


         In this regard, we note that in the first sentence of Item 4 "Controls and Procedures" in its Form 10-Q, the Company has made an affirmative statement that the company "maintains disclosure controls and procedures that are DESIGNED TO ENSURE" that they achieve their objectives. In addition, we note that in the fourth paragraph, the Company states that it, "under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the disclosure controls and procedures, and, based on such evaluation, the Chief Executive Officer and Chief Financial Officer affirmatively concluded that the Company's disclosure controls and procedures were "EFFECTIVE" as of the relevant time. The Company will, however, revise its disclosure in future filings to make it clear that its disclosure controls and procedures were designed to provide "reasonable assurance . . ." as requested by the Staff,

         In connection with these responses to the Staff's comments, the Company acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7936) or Jason Goode (404-881-7986).


                                                    Very truly yours,

                                                    /s/ William S. Ortwein

                                                     William S. Ortwein


cc:      April Coleman (SEC)
         Gregory J. Dukat (Indus)
         Patrick M. Henn (Indus)
         Adam V. Battani (Indus)